Exhibit 12.1

Simmons First National Corporation
Computation of Consolidated Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed Charges:
Interest on deposits	$19,537	$31,046	$53,150	$65,474	$54,250
Interest on borrowings	7,469	7,760	8,974	10,946	10,308
Estimated interest on rental expense	526	469	487	566	541
Fixed charges including interest on deposits (A)	27,532	39,275	62,611	76,986	65,099
Less: Interest on deposits	19,537	31,046	53,150	65,474	54,250
Fixed charges excluding interest on deposits (B)	$7,995	$8,229	$9,461	$11,512	$10,849

Earnings:
Pretax income from continuing operations	$54,431	$35,400	$38,337	$39,741	$39,921
Fixed charges including interest on deposits	27,532	39,275	62,611	76,986	65,099
Earnings, including interest on deposits (C)	81,963	74,675	100,948	116,727	105,020
Less: Interest on deposits	19,537	31,046	53,150	65,474	54,250
Earnings, excluding interest on deposits (D)	$62,426	$43,629	$47,798	$51,253	$50,770

Ratio of earnings to fixed charges:
Including interest on deposits (C /A)	2.98	1.90	1.61	1.52	1.61
Excluding interest on deposits (D / B)	7.81	5.30	5.05	4.45	4.68